June 3, 2005

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re.	Wells Real Estate Investment Trust, Inc.

Form 10-K for the year ended December 31, 2004

Filed March 15, 2005

File No. 0-25739

Dear Mr. Gordon:

I am writing to inform you of our intention to respond, by June 30, 2005, to the comments provided to us by the Staff of the Commission in the letter dated May 31, 2005 related to the above-referenced filing.

Very truly yours,

/S/ Douglas P. Williams
Principal Financial Officer of Wells Real Estate Investment Trust, Inc.

CC:	Mr. Leo F. Wells, President, Principal Executive Officer and Sole Director of Wells Capital, Inc.

Mr. Robert E. Bowers, Chief Financial Officer

Mr. Mark R. Kaspar, Ernst & Young LLP

Mr. Donald Kennicott, Holland & Knight, LLP

Mr. Eric McPhee, Securities and Exchange Commission